THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

September 24, 2009

Chris White, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4628
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 333-129347

Dear Mr. White:

We are in receipt of your comment letter dated September 3, 2009, addressed to White Mountain Titanium Corporation (the “Company”) in connection with the Company’s 2008 annual report on Form 10-K and its quarterly report on Form 10-Q for the quarter ended June 30, 2009.  The Company is filing herewith an amended annual report on Form 10-K for the year ended December 31, 2008, and amended quarterly reports on Form 10-Q for the quarters ended March 31, 2009, and June 30, 2009.  In response to the comments in your letter, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

Form 10-K for the Fiscal Year Ended December 31, 2008

9. Related Party Transactions, page 47

1.
We note the “consulting fees” and “management fees” amounts included in your tabular disclosure do not agree to the “consulting fees – directors and officers” and “management fees” amounts included in your consolidated statement of operations.   Please reconcile the differences and revise your disclosure as necessary.

Chris White, Branch Chief
September 24, 2009

RESPONSE:  Some of the consulting fees and management fee amounts disclosed in the related party transactions disclosure do not include stock based compensation calculated on options and warrants issued to consultants and management.  Adjustments have been made to the related party transactions disclosure so that it reconciles to the consolidated statement of operations.

11. Segmented Information, page 48

2.
Please revise your footnote disclosure to refer to your segment as “operating segment” or “reportable segment”, as the disclosure related to industry segments required by SFAS 14 was superseded by SFAS 131.

RESPONSE:  The wording has been changed as requested.

12. Subsequent Events, page 48

3.	We note your disclosure does not appear to be completed. Please complete the footnote related to the subsequent events.

RESPONSE:  The “and” at the end of the disclosure has been removed.  There was only one subsequent event listed on page 48.

Item 9A. Controls and Procedures, page 49

4.
We note your officers concluded that your disclosure controls and procedures “…are effective to ensure that material information required…, and designed to ensure that material information required…”.   Please remove the term material from your statement.  If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A.

RESPONSE:  Item 9A, CONTROLS AND PROCEDURES, has been revised under the heading “Disclosure Controls and Procedures” to remove the term “material” in reference to conclusions of management about the Company’s disclosure controls and procedures.

5.
We note that your management concluded that the company’s internal control over financial reporting “was effective, as of the end of the fiscal year, for a company of our size…” Based on this disclosure, it remains unclear whether your management concluded that your internal control over financial reporting was effective as of December 31, 2008.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your management on the effectiveness of your internal control over financial reporting as of December 31, 2008.

Chris White, Branch Chief
September 24, 2009

RESPONSE:  Language relating to management’s conclusions about the Company’s internal control over financial reporting under the heading “Management’s Report on Internal Control over Financial Reporting” has been revised to clarify that the conclusions reached by management on the effectiveness of the company’s internal control over financial reporting was as of December 31, 2008.

6.
We note your disclosure that, during the year ended December 31, 2008, there were no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please revise to disclose whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter (your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

RESPONSE:   Under the heading “Changes in Internal Control over Financial Reporting” the reference to any changes as of the year ended December 31, 2008, has been revised to the fourth fiscal quarter ended December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

4. Capital Stock
(d) Warrants, page 10

7.
We note your disclosure on page 43 of the Form 10-K for the fiscal year ended December 31, 2008 that 7,175,000 warrants had their exercise price reduced from $1.25 to $0.50 due to anti-dilution provisions, which were triggered by the private placement at $0.50 per unit in 2007.  Please tell us how you evaluated this provision which allows for the reduction in the exercise price of the warrants based on a subsequent stock issuance when determining that your warrants are indexed to your stock.  We refer to EITF 07-5, including illustrative Example 8, which is effective for financial statements issued for fiscals years beginning after December 15, 2008 and interim periods within those fiscal years.  If you conclude that is provision causes your warrants not to be indexed to your stock, then the warrants would not meet the scope exception of paragraph 11(a)(1) of SFAS 133 and, therefore you would need to further evaluate whether your warrants should be accounted for as a freestanding derivative.

RESPONSE:  We have evaluated the provision that allows for the reduction in the exercise price of the warrants based on subsequent stock issuances with reference to EITF 07-5 and have concluded that the warrants are not considered indexed to the Company’s own stock as explained in Example 8 in EITF 07-5. As such, we have amended our quarterly filings to account for the warrants as a derivative instrument.

Chris White, Branch Chief
September 24, 2009

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2008

Location and Access, page 11

8.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

RESPONSE:  Item 2, DESCRIPTION OF PROPERTY, has been amended to include a map showing the location and access to the Company’s mining property.  This is the same map which was used in the Company’s original S-1 filing.

Chris White, Branch Chief
September 24, 2009

Exploration Plans, page 14

9.
We note you disclose measured and indicated resources in your filing.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents.  However, you may disclose quantity estimates for mineralized material to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.  Generally, mineralized material should be reported as an in-place tonnage and grade.  Estimates of contained metal or total ounces in the mineralized material should not be reported, as these can be confused with reserves.  Please note that mineralized material does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as inferred or possible by some evaluators.  Please modify your filing to address the following:

•	Please remove the terms measured, indicated, and/or inferred mineral resources from your filing.

•	If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as mineralized material.

•	Please do not disclose any estimates based on geologic inference, such as inferred or possible resources.

RESPONSE:  Item 2, DESCRIPTION OF PROPERTY, has been revised to remove the terms “measured,” “indicated,” and “inferred” as references to mineral resources.  These references were in the sixth and tenth paragraphs under the heading “Exploration Plans” in this item.

Attached hereto is a statement from the Company containing the acknowledgements requested in your letter.

Please feel free to contact me if further information is required.

Sincerely,

/s/ Ronald N. Vance

Attachment
cc:          Michael P. Kurtanjek, President
Brian Flower, Chairman
Charles E. Jenkins, CFO

White Mountain Titanium Corporation
Suite 2150 - 1188 West Georgia Street
Vancouver, British Columbia
V6E 4A2

September 24, 2009

Chris White, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4628
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 333-129347

Dear Mr. White:

We are in receipt of your comment letter dated September 3, 2009, addressed to White Mountain Titanium Corporation (the “Company”) in connection with the Company’s 2008 annual report on Form 10-K and its quarterly report on Form 10-Q for the quarter ended June 30, 2009.  In connection with these amended filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to discloser in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael P. Kurtanjek, President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-K/A-2

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission File Number: 333-129347

White Mountain Titanium Corporation
(Exact name of Registrant as specified in its charter)

NEVADA	87-0577390
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.

Foster Sur 20, Piso 19, Las Condes, Santiago, Chile	None
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number, including area code:  (56 2) 231-5780

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  (1)  Yes ☒    No ☐    (2)  Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.   (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐

As of June 30, 2008, the aggregate market value of the registrant’s common equity held by non-affiliates was approximately $25,394,438 computed by reference to the average bid and asked price of the Common Stock. For the purpose of the foregoing calculation only, all directors and executive officers of the registrant are assumed to be affiliates of the registrant.  Such determination should not be deemed an admission that such officers and directors are, in fact, affiliates of the registrant.

At March 1, 2009, there were 32,404,042 shares of the registrant’s Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

EXPLANATORY NOTE

The purpose of this Amendment No. 2 is to respond to comments by the staff of the Commission in a letter dated September 3, 2009.

Item 2, DESCRIPTION OF PROPERTY, has been amended to include a map showing the location and access to the Company’s mining property.  It has also been revised to remove the terms “measured,” “indicated,” and “inferred” as references to mineral resources.

The notes to the financial statements contained in Item 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, have been amended.  Note 9 “Related Party Transactions” has been amended to reconcile the consulting fees and the management fees amounts.  Note 11 “Segmented Information” has been revised to refer to the segments as “operating segment.”   Note 12 “Subsequent Events” has been revised has been revised to correct a typographical error which mistakenly deleted information from the footnote.

Item 9A, CONTROLS AND PROCEDURES, has been revised under the heading “Disclosure Controls and Procedures” to remove the term “material” in reference to conclusions of management about the Company’s disclosure controls and procedures.  Also, language relating to management’s conclusions about the Company’s internal control over financial reporting under the heading “Management’s Report on Internal Control over Financial Reporting” has been revised to clarify that the conclusions reached by management on the effectiveness of the Company’s internal control over financial reporting were as of December 31, 2008.  Further, under the heading “Changes in Internal Control over Financial Reporting” the reference to any changes as of the year ended December 31, 2008, has been revised to the fourth fiscal quarter ended December 31, 2008.

This Amendment No. 2 continues to speak as of the date of the original Form 10-K for the year ended December 31, 2008, and the Company has not updated or amended the disclosures contained in the amended items to reflect events that have occurred since the filing of the original Form 10-K, or modified or updated those disclosures in any way other than as described in the preceding paragraph.  Accordingly, this Amendment No. 2 should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the original Form 10-K on March 31, 2009.

Forward Looking Statements

The statements contained in this report that are not historical facts are forward-looking statements that represent management’s beliefs and assumptions based on currently available information.  Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, need for financing, competitive position, potential growth opportunities, potential operating performance improvements, ability to retain and recruit personnel, the effects of competition and the effects of future legislation or regulations.  Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believes,” “intends,” “may,” “will,” “should,” “anticipates,” “expects,” “could,” “plans,” or comparable terminology or by discussions of strategy or trends.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct.  Such statements by their nature involve risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such forward-looking statements.

Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed in this report.  While it is not possible to identify all factors, we continue to face many risks and uncertainties including, but not limited to, the cyclicality of the titanium dioxide industry, global economic and political conditions, global productive capacity, customer inventory levels, changes in product pricing, changes in product costing, changes in foreign currency exchange rates, competitive technology positions and operating interruptions (including, but not limited to, labor disputes, leaks, fires, explosions, unscheduled downtime, transportation interruptions, war and terrorist activities).  Mining operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with.  Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those expected.  We disclaim any intention or obligation to update publicly or revise such statements whether as a result of new information, future events or otherwise.

There may also be other risks and uncertainties that we are unable to predict at this time or that we do not now expect to have a material adverse impact on our business.

PART I

ITEM 2.  DESCRIPTION OF PROPERTY

Location and Access

The Cerro Blanco property is located approximately 39 kilometers, or approximately 24 miles, west of the city of Vallenar in the Atacama geographic region (Region III) of northern Chile and southwest of the Cerro Rodeo Mining District.  Access to the property is as follows:  The main Ruta 5, the PanAmerican Highway, runs north from Santiago for approximately 625 kilometers to Vallenar; from there a paved road runs west toward the Port of Huasco for a distance of 22 kilometers to the village of Nicolasa; at Nicolasa a municipally maintained dirt road runs approximately 14 kilometers southwest to the property.  Management believes access to the property is adequate to accommodate the type of vehicles and traffic during the exploration stage on the property.  Improvements to the dirt road will be required for the development and production stages.  These improvements will include widening of the road and topping it with gravel.  Management believes adequate supplies of bedrock and gravel are available for this purpose, although it currently has no arrangements or agreements to provide either the improvement services or supplies.   The area is served by a regional airport at Vallenar.

Cerro Blanco lies within an established mining district where management believes experienced mineworkers and support personnel are available.  Labor rates in the region are considerably less costly when compared with standard North American rates.  Mining is one of the main sectors of the Chilean economy and   Region III has a broad base of mining contractors and suppliers of both new and used mining and processing equipment.

The local climate is generally arid with little rainfall in normal years.  Vegetation is minimal, supporting only desert scrub and sparse cactus.  Topography consists of low hills with a mean elevation of 100 meters, which are incised periodically by active creeks.  The Huasco River, 15 kilometers, approximately 9 miles, to the north, is a source of water.  Additionally, high-tension power lines pass 15 kilometers, approximately 9 miles, to the north of the property along the Vallenar-Huasco highway.

In addition to road transport links, power and water access, a port facility with a capacity to handle 70,000 ton ships is accessible at Huasco, which is 30 kilometers, approximately 19 miles, northwest of the property.  The property also lies close to a fully operational rail track.  If necessary, a spur line could be run into the property linking it directly to the port.

Title Status and Exploration Rights

Under the Chilean mining code, surveyed mineral concessions can be held in perpetuity subject only to an annual tax based on the land held.  We have converted our existing exploration licenses into thirty-three exploitation licenses. The tax payment for March 2007 was approximately $50,000 based upon the status of the mining concessions and the currency exchange rate at that time.  The payment for March 2008 was $55,000 at the prevailing exchange rate.

The Chilean mining code does not convey surface rights to owners of the mining concessions.  However, the owners of mining concessions are entitled to the establishment of the necessary easements for mining exploration and exploitation.  The surface lands are subject to the burden of being occupied, to the extent required by mining operations, by ore yards and dumps, slag and tailings, ore extraction and benefaction plants, electric substations and communications lines, canals, reservoirs, piping, housing, construction and supplementary works, and to the encumbrance of transit and of being occupied by roads, railways, piping, tunnels, inclined planes, cableways, conveyor belts and all other means used to connect the operations of the concession with public roads, benefaction facilities, railroad stations, shipping ports, and consumer centers.  The establishment of these easements, the exercise thereof, and the compensation therefore, are to be agreed upon either between the concession owner and the surface owner, or are established by court decision under a special brief procedure contemplated by the law.

The surface rights are owned by Agrosuper, a large Chilean agricultural concern, and we are negotiating with the attorney who represents the company to either sell outright the surface rights to us or negotiate an easement and right of way with us.   This is an ongoing progress.   Nevertheless, should this alternative fail, we will proceed to seek the easement through the court, which under Chilean mining law we have the right to obtain.  We do not anticipate any material difficulty with surface rights on the Cerro Blanco property..

Section shown
CHILE
Pacific Ocean
CHANARAL
El Barquito
El Salado
DIEGO DE ALMAGRO
El Salvador
Potrerillos
Agua de la Falda
Manto Verde
Laca de Ore
CALDERA
La Coipa
La Pepa
Refugio
Aldebaran (Casale)
Marte
Lobo
Punta del Cobre
Ojos del Salado
COPIACO
TIERRA AMARILLA
Cerro Blanco Project
La Candelaria
Los Loros
ARGENTINA
Los Colorados
HUASCO
FREIRINA
VALLENAR
ALTO DEL CARMEN
Algarrobo
DOMEYKO
Pascua
Paved Way
Vehicle Track
Railroad
Copper Mine
Gold Mine
Iron Mine

Figure 1 - General Location of Cerro Blanco Project

Exploration History

In 1990-1991 the western half of the property, then referred to a as Barranca Negra, was held under option by Adonos Resources of Toronto, Canada, who conducted extensive rock sampling, geological mapping and 450 meters of trenching.  In 1992 the property was optioned by Phelps Dodge, to which they applied the name Freirina.  In late 1992 and early 1993, 1,200 meters of diamond and 6,000 meters of reverse circulation drilling were completed, principally in the most westerly Cerro Blanco anomaly.  In 1993 two 15 ton bulk samples were taken for metallurgical testing.  A gravity concentrate was produced from a 15 ton sample of this material by Lakefield Research in Santiago.  Fifty kilos of this concentrate were shipped to Carpco Inc. in Florida for further gravity circuit up-grading followed by dry-milling using magnetic and electrostatic separation techniques.

In 1999 Dorado Mineral Resources N.L. purchased the property and re-named the property Celtic.  In February 2000, a preliminary processing test carried out by RMG Services Pty. Ltd., Adelaide, Australia, on behalf of Dorado, used combined microwave leaching and flotation in the up-grading of Celtic (Freirina) gravity concentrate.  In June 2000 a review and summary of prior exploration programs and results was conducted by an independent geological consultant on behalf of Dorado Mineral Resources N.L.  A cross-sectional estimation of the resource potential of the Cerro Blanco deposit based on the prior drilling and surface sampling was completed as part of this study.  Later the same month a scoping study based on level plans produced for the area of highest density drilling was undertaken on behalf of Dorado Recursos Minerales Chile S.A. by Tecniterrae Limitada, a Santiago based group of consulting mining engineers.

In November and December 2000 a further study was commissioned by Dorado Recursos Minerales Chile S.A. to supervise the collection of a second bulk sample of 25 tons for metallurgical testing.  Also during this program the Cerro Blanco area was geologically re-mapped.  In August 2001, ownership of the property was transferred to Kinrade Resources Limited.  Subsequent to these events, Kinrade defaulted on its obligations and was unable to meet the payment schedules as required under contract.  In the fall of 2003 ownership of the property passed to Compañía Minera Rutile Resources Limitada, the wholly owned subsidiary of White Mountain Titanium Corporation.  The purchase was completed in September 2005.

Geology and Mineralization

Management believes the Cerro Blanco property contains a large and possibly unique type of titanium mineralization.  Nevertheless, we are still in the exploration stage of development and there are no known reserves on the property.  The titaniferous mineral located on the property is clean red-brown and black rutile which occurs disseminated with the tonalitic suite of an alkalic diorite-gabbro-pyroxenite intrusive.  Its uniformly disseminated nature and associated alteration endow it with strong similarities to porphyry copper deposits.  Natural rutile concentrates such as found on this property would be the preferred feed stock for both titanium metal and pigment grade titanium dioxide production.

Exploration Plans

During 2006, we undertook two separate drilling campaigns.  The first was designed to test ore variability, and provided 15 different composites which were subjected to metallurgical testing.  The second campaign, which commenced in October 2006, centered on an exploration program consisting mainly of infill and step out drilling, grade variability studies and regional reconnaissance in search of possible extensions to the mineralization and geologic modelling.  On January 24, 2007, we announced that we had completed a 16-hole diamond drilling campaign, totaling over 2,900 meters at Cerro Blanco.  The principal objectives of this campaign were to increase resources in the central portion of the main zone as well as to test new target areas to the south and south-west.  Core recoveries in excess of 95% were achieved in the majority of holes drilled.  Split core samples were sent in for on-going metallurgical testing, and whole-core geotechnical testing has been carried out in respect of rock mechanics for mine planning purposes.

Planning and execution of the drilling campaign was closely linked to previous metallurgical test work.  The principal focus was to target titanium resources which would yield a high grade TiO2 concentrate from conventional flotation.  After an extensive evaluation of historic data, our contract geologists devised and are now utilizing an ore ranking system, MR1 (“Mine Rank 1”) through to MR4, with ranks MR1 and MR2 producing the best, and most commercially acceptable chemical product specifications.  Data from the latest drilling campaign was input into a geological model and this model, together with ongoing technical work, will be integrated into a resource model.

Titanium mineralization starts at surface and extends over long intercepts with both attributes offering the potential for low mining costs.  We believe we have good results in the central portion of the main zone of Cerro Blanco, as well as significant potential for further resource development to the south and south-west areas of the property.

During 2007, the Company’s geological team undertook and extensive geochemical sampling program at the Eli prospect.  Working on a 25 by 25 meter grid, the team took nearly 700 samples of outcrop material over an area of 1100 meters by 900 meters.  These were sent for chemical assay.  Samples showed mineralization with TiO2 grades in the range 1.0% to 3.0%; two samples from high grade vein material reported results in excess of 21% TiO2 and 25% TiO2, respectively.

In early 2008 the Company built a 12 kilometer, 5 meter wide access road to and around Eli.  Drill pads were constructed on 50 meter centers adjacent to the road grid covering the prospect.  An initial drill program, which involved two diamond drill rigs, commenced in late April and ran through June. Approximately 4,000 meters of drilling was completed. The Company is awaiting final analyses and a compilation report on the program.

In January, 2008 the Company retained Thomas A. Henricksen, PhD. and a qualified person under Canadian National Instrument 43-101 to prepare a NI 43-101 compliant technical report on the Cerro Blanco property (the “Technical Report”).  The Technical Report, which was dated February 25, 2008, was based on extensive geological mapping, surface sampling, 14,078 meters of drilling and a geological model developed by the Company.

Following completion of the Technical Report, the Company retained Dr. Henricksen to compile a NI 43-101 compliant preliminary assessment of the Cerro Blanco project (the “Assessment”). The Assessment, which was dated May 30, 2008, incorporated by reference the Technical Report as well as reports prepared for the Company by other independent experts in their fields.  The latter reports include preliminary process engineering and costing report prepared by AMEC-Cade dated March, 2008, a preliminary pit design report prepared by NCL Ingenieria y Construccion dated May 2008, various metallurgical reports prepared by SGS Lakefield, an environmental base line study prepared by Arcadis Geotecnica dated December 2004 and titanium marketing information provided by the Company’s marketing consultant.

For engineering design purposes, the Assessment adopted a base case set of assumptions, the major assumptions being the construction of an open pit mine, processing plant and ancillary facilities capable of producing 100,000 tonnes per year of high grade rutile concentrate grading plus 94.5% TiO2 at start up, scaling to 130,000 tonnes per year in production Year 4 at an assumed undiluted head grade to the plant of 2.3% TiO2.  Mining would commence on the Las Carolinas prospect and feed would be conveyed downhill to a processing plant located less than two kilometers to the northeast.  Within the plant, the process flow sheet consisted of a semi-autogenous grinding mill, gravity pre-concentration and column flotation circuits and high intensity magnetic separation with process water sourced from a desalination plant constructed at the port of Huasco. AMEC-Cade assumed that mining would be done under contract at a cost of US$1.20 per tonne mined and that the price of high grade rutile concentrates would be US$500 per tonne FOB port.

Based on these assumptions AMEC-Cade, our internationally recognized engineering contractor, designed a processing plant with an initial operating capacity of approximately 5.1 million tonnes per year, increasing to approximately 6.1 million tonnes per year by Year 4.  They estimated a cost to construct the plant and ancillary facilities of US$117 million in direct costs and US$42 million in indirect costs, for a total of US$159 million.  To this figure, and as this was a preliminary study, AMEC-Cade added a 20% contingency to arrive at a total estimated cost of US$190 million. With respect to processing plant operating costs, AMEC-Cade estimated site and transportation costs to port of US$3.60 per tonne processed (US$184 per tonne of rutile concentrate) in Year 1, dropping to US$3.50 per tonne processed (US$180 per tonne of rutile concentrate) in Year 4. The anticipated reduction in operating costs is attributed to increased volumes as well as increased efficiencies from the gravity pre-concentration circuit.  Electric power consumption was the highest single cost item, comprising approximately 31% of the total estimated unit operating costs. AMEC-Cade recommended that the Company proceed to the pilot stage and investigate two possibilities for reducing capital costs: the use of sea water rather than desalinated water in the processing plant and siting the plant elsewhere on the property to lower the installed cost of the conveyor. Two alternate sites were identified.

With respect to mining, mining costs would be in addition to the processing plant operating costs estimates set out above.  A preliminary mine plan will be prepared once further drilling has been completed.  At present NCL have modeled preliminary optimized pits for only the Central Zone of the Las Carolinas prospect on the assumption that this could be the initial pit area.  The pits were modeled using 10 x 10 x 10 meter blocks and base case pit wall angles of 45 degrees, with sensitivities run at 50 degrees.  Whilst the objective of the Company’s mapping, surface sampling and drilling programs is to both increase the quantity and classification of TiO2 resources on the Cerro Blanco property, the project is at an exploration stage and there is no guarantee of future exploration success or of economic viability. For these reasons, project cash flow estimates are not included in the Assessment.

Arcadis Geotecnica conducted an environmental base line study in 2005 -2006 over the Las Carolinas and La Cantera prospects. Based on field information gathered, vegetation in the area was comprised mostly of bushes, cactus and plants characteristically found in desert regions and areas of sandy and stony soils.  Whilst no native animals were observed, animals potentially living in the area would include foxes, rodents, pumas, guanacos, rabbits and reptiles. The study stated that a mining operation as contemplated would have no significant impact on land vertebrates but care would need to be exercised on the northern slopes favored by reptiles.  Six underground springs were identified, several with only seasonal flow.  As well six houses were observed extending from the project north towards Vallenar, three of which are occupied on a permanent basis.  Conversations with the inhabitants suggested that they would have a positive view of the project due to the economic and social benefits it would bring.  Arcadis Geotecnica recommended an intensive follow up survey of one ravine for possible archaeological relics and indentified two areas for the possible stockpiling of waste rock.  The Company retained Arcadis Geotechnica to complete the recommended follow up survey and no archaeological relics were found.

The Assessment concluded that results from the considerable body of work completed on the project to date support the Company’s recommended, phased work programs and that the estimated costs for the work programs were reasonable and adequate to the present stage of the project.  The overall objective of the Company’s work programs is to complete an independent final feasibility study which supports the construction of a natural rutile, TiO2 mining operation on the property.

 We now have a considerable body of engineering design and process engineering work completed, both by us and previous owners, for the development of a large open pit mine and milling operation.  The extent to which this engineering work could be incorporated into a feasibility study will depend on factors such as optimal plant sizing and configuration based on product volumes and specifications set out in off-take contracts and process design, the latter to be determined by refinements coming out of this year’s planned metallurgical test work and pilot scale testing.  With off-take contracts in hand, we would undertake a program of drilling to provide data for mine planning and design, for an environmental impact assessment and permitting program, and to commission a feasibility study.  As some of these activities would be undertaken in tandem, we believe a feasibility study could be completed within twelve to fourteen months of us receiving off-take contracts, subject to the availability of funds, personnel and equipment.  We estimate the cost to take the project to the point of commissioning a final engineering feasibility study at approximately $3,408,000.  This figure includes a 20 per cent contingency but excludes general and administrative expenses.  As of March 1, 2009, our cash position was approximately $1,171,000.  We currently do not have sufficient capital to complete this plan and estimate that we will require additional financing to do so.

Also, as an exploration stage company, our work is highly speculative and involves unique and greater risks than are generally associated with other businesses.  We cannot know if our mining concessions contain commercially viable ore bodies or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically, and legally feasible.

If we proceed to development of a mining operation, our mining activities could be subject to substantial operating risks and hazards, including environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God.  Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

Glossary of Terms

Certain terms used in this section are defined in the following glossary:

ALKALIC DIORITE-GABBRO-PYROXENITE INTRUSIVE: a potassium and sodium rich, coarse grained and possibly dark colored igneous rock with associated magnesium and iron that consolidated from magma beneath the earth's surface.

DEVELOPMENT: work carried out for the purpose of opening up a mineral deposit and making the actual extraction possible.

DISSEMINATED: fine particles of mineral dispensed through the enclosing rock.

EXPLOITATION MINING CONCESSIONS: licensed claims where the holder has the right to permit, develop, and operate a mine.

EXPLORATION: work involved in searching for ore by geological mapping, geochemistry, geophysics, drilling and other methods.
GRADE: mineral or metal content per unit of rock or concentrate or expression of relative quality e.g. high or low grade.

INTRUSIVE: a volume of igneous rock that was injected, while still molten, and crystallized within the earth’s crust.

MINERALIZATION: the concentration of metals and their compounds in rocks, and the processes involved therein.

ORE: material that can be economically mined from an ore body and processed.

RECLAMATION: the restoration of a site after exploration activity or mining is completed.

RUTILE: a mineral, titanium dioxide (TiO2), trimorpheus with anatase and brookite.

TiO2:  Titanium dioxide.  The form of titanium found in the mineral rutile.

TITANIUM: a widely distributed dark grey metallic element, (Ti), found in small quantities in many minerals.  The mineral ilmenite, (FeTiO3), is currently the principal feedstock for the production of titanium dioxide (TiO2) powder and titanium metal.

Metric Conversion Table

For ease of reference, the following conversion factors are provided:

Metric Share	U.S. Measure	U.S. Measure	Metric Share
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 meter	3.2881 feet	1 foot	0.3048 meters
1 kilometer	0.621 miles	1 mile	1.609 kilometers
1 tonne	1.102 short tons	1 short ton	0.907 tonnes

PART II

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)

Consolidated Financial Statements
December 31, 2008, 2007 and 2006
(US Funds)

Index	Page

Report of Independent Registered Public Accounting Firm	12

Consolidated Financial Statements

Consolidated Balance Sheets	13

Consolidated Statements of Operations	14

Consolidated Statements of Cash Flows	15

Consolidated Statements of Stockholders’ Equity (Deficit)	16 - 18

Notes to Consolidated Financial Statements	19 - 38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND STOCKHOLDERS OF
WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)

We have audited the consolidated balance sheets of White Mountain Titanium Corporation (An Exploration Stage Company) as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006, and the cumulative period from inception (November 13, 2001) through December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006, and the cumulative period from inception (November 13, 2001) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going-concern.  As discussed in Note 2 to the financial statements, the Company has no revenues and limited capital, which together raise substantial doubt about its ability to continue as a going-concern.  Management plans in regard to these matters are also described in Note 2.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 25, 2009

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Consolidated Balance Sheets
(US Funds)

	December 31,
	2008	2007

Assets

Current
Cash and cash equivalents	$1,475,460	$2,678,652
Prepaid expenses	54,530	51,687
Receivables	15,646	39,953
Total Current Assets	1,545,636	2,770,292
Property and Equipment (Note 4)	86,019	58,466
Mineral Properties (Note 5)	651,950	651,950

Total Assets	$2,283,605	$3,480,708

Liabilities

Current
Accounts payable and accrued liabilities	$35,777	$69,397

Total Current Liabilities and Total Liabilities	35,777	69,397

Stockholders’ Equity

Preferred Stock and Paid-in Capital in Excess of $0.001 Par Value (Note 6)
20,000,000 Shares authorized
625,000 (2007 – 625,000) shares issued and outstanding	500,000	500,000

Common Stock and Paid-in Capital in Excess of $0.001 Par Value (Note 6)
100,000,000 Shares authorized
32,004,042 (2007 – 29,189,133) shares issued and outstanding	17,930,947	15,918,522
Deficit Accumulated During the Exploration Stage	(16,183,119)	(13,007,211)

Total Stockholders’ Equity	2,247,828	3,411,311

Total Liabilities and Stockholders’ Equity	$2,283,605	$3,480,708

See notes to consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Operations
(US Funds)

				Cumulative Period
				From Inception
				(November 13,
				2001) through
	Years Ended December 31,			December 31,
	2008	2007	2006	2008

Expenses
Advertising and promotion	$38,168	$65,757	$42,738	$180,962
Amortization	39,766	22,824	17,540	95,580
Bank charges and interest	5,697	5,754	4,296	22,803
Consulting fees (Note 6(d))	174,845	928,532	115,955	1,930,622
Consulting fees – directors and officers (Note 6(d))	354,139	1,231,327	218,183	2,877,043
Exploration (Note 5)	1,525,060	571,090	1,041,629	4,142,633
Filing fees	2,570	250	27,463	47,867
Insurance	64,452	44,711	58,693	192,465
Investor relations	4,809	(7,708)	32,838	73,798
Licenses, taxes and filing fees	81,987	37,797	112,543	361,352
Management fees (Note 6(d))	139,200	595,350	96,000	1,396,390
Office	40,861	30,086	26,089	149,488
Professional fees	246,212	191,331	319,396	1,371,229
Rent	102,258	86,827	65,498	318,006
Telephone	22,573	28,266	13,490	74,099
Transfer agent fees	2,354	950	4,155	11,223
Travel and vehicle	181,544	189,182	176,450	865,033

Loss Before Other Items	(3,026,495)	(4,022,326)	(2,372,956)	(14,110,593)
Gain on Sale of Marketable Securities	-	-	69,064	87,217
Loss on Sale of Assets	(11,711)	-	-	(11,711)
Adjustment to Market for Marketable Securities	-	-	-	(67,922)
Foreign Exchange	(175,759)	9,418	(29,445)	(196,974)
Interest Income	38,057	88,485	146,503	345,375
Dividend Income	-	2,606	1,991	4,597
Financing Agreement Penalty (Note 6(a))	-	-	-	(330,000)

Net Loss for Year	(3,175,908)	(3,921,817)	(2,184,843)	(14,280,011)
Preferred stock dividends (Note 6(a))	-	-	-	(1,537,500)

Net Loss Available for Distribution	$(3,175,908)	$(3,921,817)	$(2,184,843)	$(15,817,511)

Loss Per Common Share (Note 7)	$(0.10)	$(0.19)	$(0.10)

Weighted Average Number of Shares of Common Stock Outstanding	29,905,878	19,713,626	16,118,545

See notes to consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(US Funds)

				Cumulative Period
				From Inception
				(November 13,
				2001) through
	Years Ended December 31,			December 31,
	2008	2007	2006	2008

Operating Activities
Net loss for year	$(3,175,908)	$(3,921,817)	$(2,184,843)	$(14,280,011)
Items not involving cash
Amortization	39,766	22,824	17,540	95,580
Stock-based compensation (Note 6(d))	45,339	718,184	59,896	2,164,089
Loss on sale of assets	11,711	-	-	11,711
Common stock issued for services	-	1,565,000	-	1,957,630
Financing agreement penalty (Note 6(b))	-	-	-	330,000
Adjustment to market on marketable
Securities	-	-	-	67,922
Gain on sale of marketable securities	-	-	(69,064)	(87,217)
Non-cash resource property expenditures	-	-	-	600,000
Changes in Non-Cash Working Capital
Receivables	24,307	(11,166)	(16,676)	(15,646)
Marketable securities	-	-	75,884	19,295
Accounts payable and accrued liabilities	(33,620)	(40,174)	73,793	35,777
Prepaid expenses	(2,843)	(17,629)	(8,737)	(54,530)

Cash Used in Operating Activities	(3,091,248)	(1,684,778)	(2,052,207)	(9,167,111)

Investing Activities
Addition to property and equipment	(79,030)	(24,619)	(14,890)	(181,599)
Addition to mineral property	-	(1,950)	-	(651,950)

Cash Used in Investing Activities	(79,030)	(26,569)	(14,890)	(833,549)

Financing Activities
Repayment of long-term debt	-	-	-	(100,000)
Issuance of preferred stock	-	-	-	5,000,000
Issuance of common stock	1,967,086	2,340,684	-	6,344,949
Stock subscriptions received	-	-	-	120,000
Stock subscriptions receivable	-	-	-	111,000
Working capital acquired on acquisition	-	-	-	171

Cash Provided by Financing Activities	1,967,086	2,340,684	-	11,476,120

Inflow (Outflow) of Cash and Cash Equivalents	(1,203,192)	629,337	(2,067,097)	1,475,460
Cash and Cash Equivalents, Beginning of Year	2,678,652	2,049,315	4,116,412	-

Cash and Cash Equivalents, End of Year	$1,475,460	$2,678,652	$2,049,315	$1,475,460

Supplemental Cash Flow Information
Income tax paid	$-	$-	$-	$-
Interest paid	$-	$-	$-	$-

Shares Issued for
Settlement of debt	$-	$-	$330,000	$830,000
Services	$-	$1,565,000	$-	$1,957,630

See notes to consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficit)
(US Funds)

	Shares	Common Stock and Paid-In Capital in Excess of Par Value	Shares of Preferred Stock	Preferred Stock and Paid-in Capital in Excess of Par Value	Subscriptions Receivable	Subscriptions Received	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2002 and inception (November 13, 2001)	-	$-	-	$-	$-	$-	$-	$-
Shares issued for cash Private placements	4,040,000	404,000	-	-	(111,000)	-	-	293,000
Shares issued for services	7,211,000	72,110	-	-	-	-	-	72,110

Balance, prior to acquisition	11,251,000	476,110	-	-	(111,000)	-	-	365,110
Shares of accounting subsidiary acquired on reverse takeover	1,550,000	28,368	-	-	-	-	-	28,368
Adjustment to eliminate capital of accounting subsidiary on reverse takeover	-	(28,368)	-	-	-	-	-	(28,368)
Adjustment to increase capital of accounting parent on reverse takeover	-	365,779	-	-	-	-	-	365,779
Excess of purchase price over net assets acquired on recapitalization	-	-	-	-	-	-	(365,607)	(365,607)
Net loss for year	-	-	-	-	-	-	(830,981)	(830,981)
Balance, December 31, 2003	12,801,000	841,889	-	-	(111,000)	-	(1,196,588)	(465,699)
Shares issued for cash Private placement	2,358,633	1,405,180	-	-	-	-	-	1,405,180
Share subscriptions received	-	-	-	-	-	120,000	-	120,000
Shares issued for services	128,500	205,320	-	-	-	-	-	205,320
Receipt of subscriptions receivable	-	-	-	-	111,000	-	-	111,000
Stock-based compensation	-	651,750	-	-	-	-	-	651,750
Net loss for year	-	-	-	-	-	-	(1,523,509)	(1,523,509)

Balance, December 31, 2004	15,288,133	$3,104,139	-	$-	$-	$120,000	$(2,720,097)	$504,042

See notes to consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficit)
(US Funds)

	Shares	Common Stock and Paid-In Capital in Excess of Par Value	Shares of Preferred Stock	Preferred Stock and Paid-in Capital in Excess of Par Value	Subscriptions Receivable	Subscriptions Received	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2004	15,288,133	$3,104,139	-	$-	$-	$120,000	$(2,720,097)	$504,042

Preferred stock issued for cash Private placement	-	-	6,250,000	5,000,000	-	-	-	5,000,000
Preferred stock issued for debt	-	-	625,000	500,000	-	-	-	500,000
Shares issued for cash Private placement	459,000	459,000	-	-	-	(120,000)	-	339,000
Shares issued for services	82,000	115,200	-	-	-	-	-	115,200
Stock-based compensation	-	688,920	-	-	-	-	-	688,920
Beneficial conversion feature	-	1,537,500	-	-	-	-	(1,537,500)	-
Net loss for year	-	-	-	-	-	-	(2,642,954)	(2,642,954)

Balance, December 31, 2005	15,829,133	5,904,759	6,875,000	5,500,000	-	-	(6,900,551)	4,504,208

Shares issued for financial agreement penalty to be settled (Note 10)	440,000	330,000	-	-	-	-	-	330,000
Stock-based compensation	-	59,896	-	-	-	-	-	59,896
Net loss for year	-	-	-	-	-	-	(2,184,843)	(2,184,843)

Balance, December 31, 2006	16,269,133	6,294,655	6,875,000	5,500,000	-	-	(9,085,394)	2,709,261
Stock-based compensation	-	718,184	-	-	-	-	-	718,184
Shares issued for cash Private placement	5,070,000	2,340,683	-	-	-	-	-	2,340,683
Shares issued for services	1,600,000	1,565,000	-	-	-	-	-	1,565,000
Shares issued for conversion of preferred stock	6,250,000	5,000,000	(6,250,000)	(5,000,000)	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(3,921,817)	(3,921,817)
Balance, December 31, 2007	29,189,133	$15,918,522	625,000	$500,000	$-	$-	$(13,007,211)	$3,411,311

See notes to consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Consolidated Statements of Stockholders’ Equity (Deficit)
(US Funds)

	Shares	Common Stock and Paid-In Capital in Excess of Par Value	Shares of Preferred Stock	Preferred Stock and Paid-in Capital in Excess of Par Value	Subscriptions Receivable	Subscriptions Received	Accumulated Deficit	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2007	29,189,133	$15,918,522	625,000	$500,000	$-	$-	$(13,007,211)	$3,411,311
Stock-based compensation	-	45,339	-	-	-	-	-	45,339
Shares issued for cash Private placement	2,814,909	1,967,086	-	-	-	-	-	1,967,086
Net loss for the year	-	-	-	-	-	-	(3,175,908)	(3,175,908)
Balance, December 31, 2008	32,004,042	$17,930,947	625,000	$500,000	$-	$-	$(16,183,119)	$2,247,828

See notes to consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

White Mountain Titanium Corporation (the “Company”) currently has no ongoing operations.  Its principal business is to advance exploration and development activities on the Cerro Blanco rutile (titanium dioxide) property (“Cerro Blanco”) located in Region III of northern Chile.  The Company is considered an exploration stage company and its financial statements are presented in a manner similar to a development stage company as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7.

2.	GOING-CONCERN

These consolidated financial statements have been prepared by management on the basis of generally accepted accounting principles applicable to a “going-concern”, which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has an accumulated deficit of $16,183,119 (2007 - $13,007,211), has not yet commenced revenue-producing operations, and has significant expenditure requirements to continue to advance its exploration and development activities on the Cerro Blanco property.

These consolidated financial statements do not reflect adjustments that would be necessary if the going-concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going-concern assumption used in preparing these consolidated financial statements. Management intends to raise additional capital through stock issuances to finance operations and invest in other business opportunities.

If the going-concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries Sociedad Contractual Minera White Mountain Titanium (“White Mountain Chile”) (formerly Compañía Minera Rutile Resources Limitada), a Chilean corporation; White Mountain Titanium Corporation, a Canadian corporation; and White Mountain Titanium (Hong Kong) Limited, an inactive Hong Kong corporation.  All significant intercompany balances and transactions have been eliminated.

(b)	Cash equivalents

The Company considers all highly liquid debt instruments that are readily convertible to known amounts of cash and purchased with a maturity of three months or less from the date acquired to be cash equivalents.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Amortization

Amortization is provided using a straight-line method based on the following estimated useful lives:

Vehicles	- 5 years
Office furniture	- 5 years
Office equipment	- 5 years
Computer equipment and software	- 5 years
Field equipment	- 5 years

(d)	Exploration expenditures

The Company is in the exploration stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration costs incurred in locating areas of potential mineralization are expensed as incurred.  Mineral property acquisition costs are capitalized.  Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labor and equipment, and whether necessary mining and environmental permits can be obtained.

Mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If the estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value is generally based on the present value of the estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated life of the mine, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)	Asset retirement obligations

The Company recognizes a legal liability for obligations related to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development or normal operations of those assets.  Such asset retirement costs must be recognized at fair value when a reasonable estimate of fair value can be estimated in the period in which the liability is incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related future value is not easily identifiable with a liability, the change in fair value over the course of the year is expensed.  The amount of the liability is subject to re-measurement at each reporting period.  The estimates are based principally on legal and regulatory requirements.

It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.  Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

Although the Company has begun drilling, a reasonable estimate cannot be made at this time, therefore, no liability has been recorded.

(f)	Income taxes

The Company uses the asset and liability approach in its method of accounting for income taxes that requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.  A valuation allowance against deferred tax assets is recorded if, based upon weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.  There is no federal income tax due as of December 31, 2008.

(g)	Stock-based compensation

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. The Company has elected to adopt SFAS No. 123R as at January 1, 2005 using the modified prospective method. Common stock issued for services subsequent to January 1, 2005 have been issued with a strike price equal to the fair market value on the date of issuance.  Stock-based compensation is allocated to the expense category where the underlying expense is recorded.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Loss per share

The Company accounts for loss per share in accordance with SFAS No. 128, “Earnings Per Share”, which requires the Company to present basic and diluted earnings per share.  The computation of loss per share is based on the weighted average number of shares of common stock outstanding during the year presented (see Note 7).  The Company uses the two-class method to calculate loss per share for common stock as well as preferred stock at their conversion equivalent to common stock.

Diluted loss per share has not been presented because the effects of all common share equivalents were anti-dilutive.

(i)	Financial instruments

The Company classifies its marketable securities into held-to-maturity, trading or available-for-sale categories. Marketable securities that are held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in operations. Marketable securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders’ equity (deficit).

The fair value of substantially all securities is determined by quoted market prices.  Gains and losses on securities sold are based on the specific identification method.

(i)	Credit risk

The Company’s financial asset that is exposed to credit risk consists primarily of cash and cash equivalents, which comprises a substantial portion of the Company’s assets.  To manage the risk, cash and cash equivalents are placed with major financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as amounts held at two major Canadian financial institution are in excess of federally insured amounts.  The Company mitigates this risk by having funds deposited at major financial institutions.

(ii)	Currency risk

The Company translates the results of non-US operations into US currency using rates approximating the average exchange rate each quarter.  The exchange rate may vary from time to time.  During the year ended December 31, 2008, the Company spent 784,882,121 Chilean pesos (US $1,517,176) on property exploration expenditures and $530,685 Canadian dollars (US $518,489) for operating and administration expenses.  Required expenditures to continue the exploration process will be affected by changes in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)	Financial instruments (Continued)

(iii)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(j)	Conversion of foreign currency

The functional and reporting currency of the Company and its subsidiaries is the US dollar.  The Company’s Chilean operations are re-measured into US dollars as follows:

•	Monetary assets and liabilities, at year-end rates;
•	All other assets and liabilities, at historical rates; and
•	Revenue and expense items, at the average rate of exchange prevailing during each quarter.

Exchange gains and losses arising from these transactions are reflected in operations for the year.

(k)	Fair value measurement

With the adoption of SFAS No. 157, Fair Value Measurements, assets and liabilities recorded at fair value in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. For certain of the Company’s financial instruments including cash and cash equivalents, amounts receivable, and accounts payable the carrying values approximate fair value due to their short-term nature.

SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with SFAS No. 157, these inputs are summarized in the three broad levels listed below:

•	Level 1 — Quoted prices in active markets for identical securities;
•	Level 2 — Other significant observable inputs that are observable through corroboration with market data (including quoted prices in active markets for similar securities);

•	Level 3 — Significant unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability.

The Company performed a detailed analysis of the assets and liabilities and determined that it has no instruments that are subject to SFAS No. 157.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.             SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Accordingly, actual results could differ from those estimates and could impact the future results of operations and cash flows.

Significant areas requiring the use of estimates relate to the rates for amortization, determining the variables used in calculating the fair value of stock-based compensation expense, valuation allowance for future income tax assets and determining asset retirement obligations.

(m)	Recently enacted accounting standards

(i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 provides guidance for using fair value to measure assets and liabilities.  It clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including adjustment for risk, not just the company’s mark-to-model value.  Statement No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data.  Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.   Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (note 3(k)).

(ii)
In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities".  The fair value option established by this statement permits all entities to choose to measure eligible items at fair value at specified election dates.  Most of the provisions of this statement apply only to entities that elect the fair value option.  However, the amendment to FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", applies to all entities with available-for-sale and trading securities.  This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 (note 3(i)).

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	(m) Recently enacted accounting standards (Continued)

(iii)
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. It is effective 60 days following the Securities Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The impact on the Company’s consolidated financial statements has been disclosed in these financials statements.

(n)	Future accounting changes

(i)
In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.  The Company believes there will be no impact on the Company’s consolidated financial statements.

(ii)
In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests, therefore this pronouncement will have no impact on the Company’s consolidated financial statements.

(iii)
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its consolidated financial statements.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Future accounting changes (Continued)

(iv)
In May 2008, the FASB issued FASB FSB Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments that may be settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSB APB 14-1”). The FSP will require cash settled convertible debt to be separated into debt and equity components at issuance and a value to be assigned to each. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this estimated fair value will be recorded as a debt discount and amortized to interest expense over the life of the bond. FSP APB 14-1 will become effective January 1, 2009. The Company does not expect that FSB APB 14-1 will have a material impact on the Company’s consolidated financial statements.

(v)
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method as described in SFAS No. 128, “Earnings per Share”. Under the guidance in FSP EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior period earnings per share amounts presented shall be adjusted retrospectively. The Company does not expect that FSP EITF 03-6-1 will have a material impact on the Company’s consolidated financial statements.

(vi)
In June 2008, the FASB ratified the consensus reached by the EITF on Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF No. 07-5”). EITF No. 07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock.

EITF No. 07-5 applies to any freestanding financial instrument or embedded feature that has all of the characteristics of a derivative or freestanding instrument that is potentially settled in an entity’s own stock (with the exception of share-based payment awards within the scope of SFAS 123(R)). To meet the definition of “indexed to own stock,” an instrument’s contingent exercise provisions must not be based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations, and the variables that could affect the settlement amount must be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. EITF No. 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company does not expect the adoption of EITF No. 07-5 to change the classification or measurement of its financial instruments

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

4.	PROPERTY AND EQUIPMENT

	2008
		Accumulated
	Cost	Amortization	Net

Vehicles	$70,534	$32,050	$38,484
Office furniture	2,704	1,846	858
Office equipment	5,417	2,829	2,588
Computer equipment	7,553	3,631	3,922
Computer software	1,142	436	706
Field equipment	62,419	22,958	39,461

	$149,769	$63,750	$86,019

	2007
		Accumulated
	Cost	Amortization	Net

Vehicles	$42,549	$10,226	$32,323
Office furniture	2,704	860	1,844
Office equipment	5,417	1,442	3,975
Computer equipment	7,553	2,121	5,432
Computer software	1,142	207	935
Field equipment	23,085	9,128	13,957

	$82,450	$23,984	$58,466

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

5.	MINERAL PROPERTY AGREEMENTS

On September 5, 2003, the Company, through its wholly-owned Chilean subsidiary, White Mountain Chile, entered into a purchase agreement with Compañía Contractual Mineral Ojos del Salado (“Ojos del Salado”), a wholly-owned Chilean subsidiary of Phelps Dodge Corporation (“Phelps Dodge”), to acquire a 100% interest in nine exploration mining concessions totalling 1,183 hectares, collectively known as Cerro Blanco. Cerro Blanco is located in Region III of northern Chile, approximately 39 kilometres, or 24 miles, west of the city of Vallenar. Consideration for the purchase was $650,000 (paid).

The purchase agreement covering Cerro Blanco was originally entered into between Ojos del Salado and Dorado Mineral Resources NL (“Dorado”) on March 17, 2000. Under that agreement, Dorado purchased the mining exploitation concessions from Ojos del Salado for $1,000,000, of which $350,000 was paid.  A first mortgage and prohibitions against entering into other contracts regarding mining concessions without the prior written consent of Ojos del Salado had also been established in favor of Ojos del Salado.  On September 5, 2003, Rutile assumed Dorado’s obligations under the purchase agreement, including the mortgage and prohibitions, with payment terms as described above.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent, ambiguous conveyance history characteristic of mineral properties.  The Company has investigated ownership of its mineral properties, and to the best of its knowledge, ownership of its interests is in good standing.

Exploration expenditures incurred by the Company during the years ended December 31, 2008, 2007, and 2006 were as follows:

	2008	2007	2006

Assaying	$107,052	$70,671	$75,741
Concession fees	47,014	43,148	20,632
Drilling	604,009	-	325,021
Environmental	-	10,792	-
Equipment rental	152,792	16,560	28,048
Geological consulting fees	312,988	260,811	368,218
Maps and miscellaneous	130,879	75,922	109,616
Metallurgy	-	5,766	5,441
Site costs	153,398	71,977	84,075
Transportation	16,928	15,443	24,837

Exploration expenditures for year	$1,525,060	$571,090	$1,041,629

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

6.	CAPITAL STOCK

(a)	Preferred stock

The Company’s authorized preferred stock with a par value of $0.001 is 20,000,000 shares. Each share of preferred stock has such rights, preferences and designations and will be issued in such series as determined by the Board of Directors.

During the year ended December 31, 2005, the Company designated and issued Series A convertible stock with a par value of $0.001 per share.  Each share of preferred stock is convertible into one common share of common stock at any time at the holder’s option.  The preferred stock is unlisted, non-retractable and non-redeemable.  The preferred stockholders are entitled to the number of votes equal to the number of whole shares of common stock into which they are convertible.  The preferred stockholders are further entitled to the same dividends and distributions as the common stockholders.

Pursuant to the issuance of 6,875,000 shares of preferred stock in 2005, the Company was required to reach certain milestones including filing a registration statement relating to the common stock that would be issued on conversion of the preferred stock into common stock.  Failure to meet these milestones would cause the Company to incur a penalty of 1% of the purchase price of the securities for each month the Company failed to meet the requirements.  On May 5, 2006, the Company reached an agreement with the preferred stockholders to settle damages incurred related to breaching these milestones and deferred the period by when the registration must become effective to September 30, 2006.  To settle this penalty, the Company agreed to issue 440,000 registered shares of common stock at a price of $0.75 each representing the fair market value at the date of settlement, for a total of $330,000. The Company treated the liquidating damages of the above transaction as a separate instrument and estimated its value at December 31, 2005 to be $330,000, being the Company’s estimate of the total penalty it would pay.  During 2006, this liability was settled through the issuance of common stock (note 10).

During the year ended December 31, 2007, the holder of 6,250,000 shares of preferred stock elected to sell its position to new investors.  The new investors purchased and received shares of common stock that resulted from the conversion of the preferred stock into 6,250,000 shares of common stock.  Accordingly, the value of those shares of preferred stock was transferred to common share equity.

No additional preferred stock was issued during the years ended December 31, 2007 or 2008.

(b)	Common stock

The Company’s authorized common stock with a par value of $0.001 is 100,000,000 shares.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

6.	CAPITAL STOCK (Continued)

(b)	Common stock (Continued)

During the year ended December 31, 2008, the Company completed an offering of 2,814,909 shares at a price of $0.75 per share for gross proceeds of $2,111,180.  Share issuance costs for the private placement consist of cash payments of $144,094 to give net proceeds of $1,967,086.

During the year ended December 31, 2007, the Company:

(i)
completed an offering of 5,070,000 units at a price of $0.50 per unit for total gross proceeds of $2,535,000.  Each unit consisted of one share of common stock and one common stock purchase warrant exercisable at $0.60 until August 10, 2010.  Share issuance costs for the private placement consist of cash payments of $194,317 and issuance of 77,600 warrants at an exercise price of $0.60, to give net proceeds of $2,340,683;

(ii)
issued 700,000 shares of common stock to management, employees and consultants for past services at $0.50 per share of common stock, the market value at the time of signing the agreement.  These costs have been expensed as management and consulting fees.  An additional 700,000 warrants were issued exercisable on the same terms as in note (i) above, and were recorded at fair value using the Black-Scholes option pricing model;

(iii)	issued 6,250,000 shares of common stock upon the conversion of 6,250,000 shares of preferred stock as described in Note 6(a); and

(iv)
issued 900,000 shares of common stock to management, employees and consultants for services at $1.35 each, the market value at the time of signing the agreement. These costs have been expensed as management and consulting fees.

(c)	Stock options

During the year ended December 31, 2008, 165,000 stock options were granted at an exercise price of $1.00.  Options totaling 103,125 were fully vested as at December 31, 2008, with a balance of 61,875 options to vest in 2009.

During the year ended December 31, 2007, 1,325,000 stock options were granted at an exercise price of $0.50.  These options were fully vested as at December 31, 2007.  In addition, all partially vested stock options previously granted fully vested during 2007 and terms of certain options were extended as follows:

(i)	600,000 options were re-priced from an exercise price of $0.60 each to $0.50 each and were extended from an expiry date of May 31, 2009 to May 31, 2011;

(ii)	400,000 options were re-priced from an exercise price of $1.00 each to $0.50 each and were extended from an expiry date of January 31, 2008 to January 31, 2011;

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

6.	CAPITAL STOCK (Continued)

(c)	Stock options (Continued)

(iii)	200,000 options were re-priced from an exercise price of $1.25 each to $0.50 each and were extended from an expiry date of August 1, 2009 to August 1, 2011; and

(iv)	350,000 options were re-priced from an exercise price of $1.25 each to $0.50 each and were extended from an expiry date of August 31, 2009 to August 31, 2011.

	2008		2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding - beginning of year	2,975,000	$0.50	1,650,000	$0.50
Granted	165,000	$1.00	1,325,000	$0.50

Outstanding – end of year	3,140,000	$0.57	2,975,000	$0.50
Exercisable – end of year	3,078,125	$0.57	2,975,000	$0.50

As at December 31, 2008 and 2007, the following director and consultant stock options were outstanding:

	Exercise
Expiry Date	Price	2008	2007

August 1, 2009	$2.00	100,000	100,000
April 5, 2010	$0.50	250,000	250,000
January 31, 2011	$0.50	400,000	400,000
May 31, 2011	$0.50	600,000	600,000
August 1, 2011	$0.50	200,000	200,000
August 31, 2011	$0.50	350,000	350,000
August 31, 2012	$0.50	1,075,000	1,075,000
June 23, 2013	$1.00	165,000	-

		3,140,000	2,975,000

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

6.	CAPITAL STOCK (Continued)

(c)	Stock options (Continued)

The shares under option at December 31, 2008 were in the following exercise price ranges:

	Options Outstanding
Exercise Price	Weighted Average Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life in Years

$0.50	$0.50	2,875,000	$28,750	2.78
$1.00	$1.00	165,000		4.48
$2.00	$2.00	100,000		0.58

	$0.57	3,140,000	$28,750	2.80

	Options Exercisable
Exercise Price	Weighted Average Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life in Years

$0.50	$0.50	2,875,000	$28,750	2.78
$1.00	$1.00	103,125		4.48
$2.00	$2.00	100,000	-	0.58

	$0.57	3,078,125	$28,750	2.80

(d)	Stock-based compensation

The total stock-based compensation recognized under the fair value method to various parties was as follows:

	2008	2007	2006

Consulting fees - directors and officers	$45,339	$359,227	$35,683
Consulting fees	-	248,507	24,213
Management fees	-	110,450	-

Compensation - options	$45,339	$718,184	$59,896

The total compensation cost related to non-vested options not yet recognized is $35,808 and the weighted average period of these options is 4.48 years.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

6.	CAPITAL STOCK (Continued)

(d)	Stock-based compensation (Continued)

The following assumptions were used for the Black-Scholes option pricing model valuation of stock options granted:

	2008	2007	2006

Expected life (years)	5	3 – 5	3 – 4
Interest rate	3.52%	4.40%	3.98%
Volatility	57.12%	88.79%	83.83%
Dividend yield	0.00%	0.00%	0.00%

(e)	Share purchase warrants

Details of stock purchase warrant activity is as follows:

	2008		2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding - beginning of year	13,022,600	$0.54	7,175,000	$0.50
Issued	-	$0.00	5,847,600	$0.60
Expired	-	$0.00	-	$0.00

Outstanding and exercisable
- end of year	13,022,600	$0.54	13,022,600	$0.54

During the year ended December 31, 2007, 7,175,000 warrants had their exercise price reduced from $1.25 each to $0.50 each due to anti-dilution provisions, which were triggered by the private placement at $0.50 per unit.  See Notes 6(b) and (c).

As at December 31, 2008 and 2007, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	2008	2007

July 11, 2009	$0.50	6,550,000	6,550,000
September 7, 2009	$0.50	625,000	625,000
August 10, 2010	$0.60	5,847,600	5,847,600

		13,022,600	13,022,600

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

7.	LOSS PER SHARE

The following data shows the amounts used in computing loss per share for the years presented:

	2008	2007	2006

Net loss for year	$(3,175,908)	$(3,921,817)	$(2,184,843)
Preferred stock dividends	-	-	-

Net loss available for distribution	$(3,175,908)	$(3,921,817)	$(2,184,843)

Allocation of undistributed loss
Preferred shares (1.92%; 2007 - 2.10%; 2006 - 29.71%)	$(60,834)	$(82,214)	$(649,011)
Common shares (98.08%; 2007 - 97.90%; 2006 - 70.29%)	(3,115,074)	(3,839,603)	(1,535,832)

	$(3,175,908)	$(3,921,817)	$(2,184,843)

Basic loss per share amounts
Undistributed amounts
Loss per preferred share	$(0.10)	$(0.02)	$(0.09)
Loss per common share	$(0.10)	$(0.19)	$(0.10)

Weighted average number of shares:

	2008	2007	2006

Weighted average number of shares for undistributed
amounts
Preferred stock (common stock equivalent)	625,000	5,299,658	6,875,000
Common stock	29,905,878	19,713,626	16,118,545

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

8.	INCOME TAXES

Income tax provisions are determined as follows:

	2008	2007	2006

Income tax benefit computed at statutory tax rate	$(1,077,225)	$(1,372,636)	$(764,695)
Stock-based-compensation	15,869	251,364	20,964
Adjustment due to effective rate attributable to income taxes of other countriesStock-based-compensation	396,159	136,855	266,070
Expired losses	3,268	-	-
Change in valuation allowance	661,929	984,417	477,661
	$-	$-	$-

Deferred income taxes reflect the tax effect of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.  The applicable tax rate to be expected is 35%. The components of the net deferred income tax assets are approximately as follows:

	2008	2007	2006

Deferred income tax assets
Net operating losses and credit carry-forwards	$2,607,481	$2,502,178	$1,388,895
Valuation allowance	(2,607,481)	(2,502,178)	(1,388,895)

	$-	$-	$-

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

To date the Company has paid a total of 249,634,000 Chilean pesos (US $385,000) (2007 - $134,631,000 Chilean pesos (US $270,000)) related to value added tax (“VAT”), which the Company will be able to credit against future VAT amounts payable generated on revenue-producing operations.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

8.	INCOME TAXES (Continued)

The Company has available approximate non-capital losses that may be carried forward to apply against future years' income for income tax purposes in all jurisdictions.  The losses expire as follows:

Available to	USA	Foreign	Total

2019	$10,270	$-	$10,270
2020	1,704	-	1,704
2021	4,574	-	4,574
2022	1,200	-	1,200
2023	22,201	-	22,201
2024	782,836	-	782,836
2025	690,606	95,793	786,399
2026	409,782	214,988	624,770
2027	2,160,814	196,906	2,357,720
2028	403,158	495,967	899,125
Non-expiring carry forward losses	-	6,152,774	6,152,774

	$4,487,145	$7,156,428	$11,643,573

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

9.	RELATED PARTY TRANSACTIONS

	2008	2007	2006

Advances for expenses outstanding at December 31,	$1,490	$-	$10,000
Consulting fees	354,139	434,993	308,576
Management fees	139,200	121,600	96,000
Rent	24,000	22,000	15,000

	$518,829	$578,593	$429,576

Advances are made to various related parties as required for corporate purposes including travel.  Expenses are incurred on behalf of the Company.

Consulting fees include payments to the officers and directors of the Company for services rendered, and include payments to the President, CFO and VP Investor Relations.  Management fees and rent consist of fees paid to a company partly controlled by the CEO of the Company.

Related party transactions are recorded at the exchange amount, which is the amount agreed to between the parties.

10.	LOSS CONTINGENCY

The Company’s Securities Purchase Agreement with Rubicon and Phelps Dodge required that a registration statement for the resale of the shares underlying the preferred shares and warrants issued to them be effective by January 30, 2006 and that the Company file a prospectus in Canada.  In May 2006, the Company amended the Securities Purchase Agreement and issued 400,000 shares to Rubicon and 40,000 shares to Phelps Dodge in consideration for extending the registration period to September 30, 2006 and eliminating the Canadian filing requirement.  These 440,000 shares may not have been eligible for an exemption from registration under the Securities Act of 1933.  In the absence of such an exemption, these parties could bring suit against the Company to rescind the purchase of the 440,000 shares, in which event the Company could be liable for rescission payments (note 6(a)).

During the year ended December 31, 2006, Rubicon agreed not to require registration of the 400,000 shares issued to it.  A similar agreement is being sought from Phelps Dodge, but has not yet been received.

If the Company were to rescind the sale of the shares to Phelps Dodge, it would be liable for liquidated damages since January 30, 2006 equal to $5,000 per month for failure to meet the registration deadlines in the Securities Purchase Agreement.  Through December 31, 2008, these damages could be as much as $175,000, plus interest at the rate of 1.5% per month.  The Company believes that because of the relative amount of the liquidated damages collectable by Phelps Dodge, the likelihood of exercising a right of rescission and the attendant potential aggregate liability is not probable.

The Company accrued the $330,000 as a liability and subsequently settled the debt by issuing 440,000 shares, which were recorded as shares issued for settlement of this amount. The Company believes no additional accruals are required.

WHITE MOUNTAIN TITANIUM CORPORATION
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Years Ended December 31, 2008 and 2007
(US Funds)

11.	SEGMENTED INFORMATION

The Company operates in a single industry segment. At year-end, total assets by geographic location are as follows:

	2008	2007

Canada	$648,438	$2,630,934
Chile	105,874	88,407
United States	1,529,293	761,367

	$2,283,605	$3,480,708

12.	SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the Company issued an aggregate of 400,000 shares of common stock to two officers of the Company as compensation for achieving pre-determined milestones.

[THIS SPACE INTENTIONALLY LEFT BLANK]

ITEM 9A(T).  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our principal executive officer, Michael P. Kurtanjek, and our principal financial officer, Charles E. Jenkins, have concluded, based on their evaluation, as of the end of the period covered by this report, that our disclosure controls and procedures (as defined in Rule 15d-15(e) under the Exchange Act) are (1) effective to ensure that information required to be disclosed by us in reports filed or submitted by us under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the  rules and forms of the Securities and Exchange Commission, and (2) designed to ensure that information required to be disclosed by us in such reports is accumulated, organized and communicated to our management, including our principal executive officer and principal financial officer, as appropriated, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of December 31, 2008, the end of our fiscal year.  Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

We believe the internal controls we have implemented are reasonable in the circumstances given the size of the Company.  Our principal weaknesses are (i) a lack of segregation of duties due to the small size of the company; and (ii) a reliance on key management personnel to perform such duties.  We believe our management is aware of the need for strong internal controls and actively implements new controls when it is cost effective to do so.

Based on our assessment, management has concluded that our internal control over financial reporting was effective, as of December 31, 2008, for a company of our size, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 15d-15(f) under the Exchange Act) that occurred during the fourth fiscal quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements

The following financial statements are filed with this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2008 and 2007

Consolidated Statements of Operations for the years ended December 31, 2008, 2007, 2006, and for the cumulative period from inception (November 13, 2001) through December 31, 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007, 2006, and for the cumulative period from inception (November 13, 2001) through December 31, 2008

Consolidated Statements of Stockholders’ Equity from inception (November 12, 2001) through December 31, 2008

Notes to Consolidated Financial Statements

Exhibits

The following exhibits are included with this report:

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Here- with
2.1	Agreement and Plan of Merger dated January 26, 2004, with GreatWall Minerals, Ltd.	SB-2	333-129347	2.1	10/31/05
3.1	Articles of Incorporation	SB-2	333-129347	3.1	10/31/05
3.2	Current Bylaws	8-K	333-129347	3.1	9/12/06
4.1	Form of Common Stock Certificate	SB-2	333-129347	4.1	10/31/05
4.2	Certificate of Designations, Preferences and Rights of the Class A Convertible Preferred Stock, as amended	SB-2	333-129347	4.2	10/31/05
4.3	Form of Class A Convertible Preferred Stock Certificate	SB-2	333-129347	4.3	10/31/05
4.4	Warrant Certificate dated July 11, 2005, for Rubicon Master Fund	SB-2	333-129347	4.4	10/31/05
4.5	Warrant Certificate dated September 7, 2005, for Phelps Dodge Corporation	SB-2	333-129347	4.5	10/31/05
4.6	Registration Rights set forth in Article VI of the Securities Purchase Agreement dated July 11, 2005, as amended September 7, 2005 and May 5, 2006, for Rubicon Master Fund and Phelps Dodge Corporation	SB2/A	333-129347	4.6	11/24/06
4.7	Warrant Certificate effective July 11, 2005, in the name of Sunrise Securities Corp. for 300,000 shares	SB-2	333-129347	4.8	10/31/05
4.8	Stock Option Plan*	SB-2	333-129347	4.9	10/31/05

4.9	Stock Option Agreement with registration rights dated August 13, 2004, with Proteus Capital Corp.	SB-2	333-129347	4.10	10/31/05
10.1	Transfer of Contract and Mortgage Credit dated September 5, 2003, between Compañía Contractual Minera Ojos del Salado and Compañía Minera Rutile Resources Limitada (formerly Minera Royal Silver Limitada), with payment extension document	SB-2	333-129347	10.1	10/31/05
10.2	Securities Purchase Agreement dated July 11, 2005, as amended September 7, 2005, with Rubicon Master Fund and Phelps Dodge Corporation	SB-2	333-129347	10.2	10/31/05
10.3	Amendment dated May 5, 2006, to Securities Purchase Agreement dated July 11, 2005	SB-2/A	333-129347	10.2(a)	5/30/06
10.4	Management Services Agreement dated February 6, 2006, with Trio International Capital Corp.*	SB-2/A	333-129347	10.3(a)	5/30/06
10.5	Amendment dated September 1, 2006, to Management Services Agreement dated February 6, 2006, with Trio International Capital Corp.*	8-K	333-129347	10.1	9/12/06
10.6	Amendment dated August 31, 2007, to Management Services Agreement dated February 6, 2006, with Trio International Capital Corp.*	SB-2	333-148644	10.6	1/14/08
10.7	Amendment dated December 21, 2007, to Management Services Agreement dated February 6, 2006, with Trio International Capital Corp.*	SB-2	333-148644	10.7	1/14/08
10.8	Option Agreement dated February 9, 2005, with Trio International Capital Corp.*	SB-2	333-129347	10.5	10/31/05
10.9	Management Services Agreement dated February 6, 2006, with Michael P. Kurtanjek*	SB-2/A	333-129347	10.9	5/30/06
10.10	Amendment dated August 31, 2007, to Management Services Agreement dated February 6, 2006, with Michael P. Kurtanjek*	SB-2	333-148644	10.10	1/14/08
10.11	Amendment dated December 21, 2007, to Management Services Agreement dated February 6, 2006, with Michael P. Kurtanjek*	SB-2	333-148644	10.11	1/14/08
10.12	Option Agreement dated May 31, 2004, with Michael Kurtanjek*	SB-2	333-129347	10.4	10/31/05
10.13	Business Consulting Agreement dated August 1, 2005, with Crosby Enterprises, Inc.*	SB-2	333-129347	10.7	10/31/05
10.14	Renewal dated February 6, 2006, of Business Consulting Agreement with Crosby Enterprises, Inc.*	SB-2/A	333-129347	10.7(a)	5/30/06
10.15	Amendment dated December 21, 2007, to Business Consulting Agreement dated August 1, 2005, with Crosby Enterprises, Inc.*	SB-2	333-148644	10.15	1/14/08

10.16	Option Agreement dated August 18, 2005, with Crosby Enterprises, Inc.*	SB-2	333-129347	10.6	10/31/05
10.17	Management Services Agreement dated February 6, 2006, with Lopez & Ashton Ltda.*	SB-2/A	333-129347	10.8(a)	5/30/06
10.18	Management Services Agreement dated September 1, 2006, with Charles E. Jenkins*	8-K	333-129347	10.2	9/12/06
10.19	Amendment dated August 31, 2007, to Management Services Agreement dated September 1, 2006, with Charles E. Jenkins*	SB-2	333-148644	10.19	1/14/08
10.20	Amendment dated December 21, 2007, to Management Services Agreement dated September 1, 2006, with Charles E. Jenkins*	SB-2	333-148644	10.20	1/14/08
10.21	Option Agreement dated September 1, 2006, with Charles E. Jenkins*	SB-2/A	333-129347	10.14	11/24/06
10.22	Management Services Agreement dated February 6, 2006, with MinCo Corporate Mgmt Inc., and First Amendment dated September 1, 2006*	8-K	333-129347	10.3	9/12/06
10.23	Option Agreement dated September 1, 2006, with Terese Gieselman	SB-2/A	333-129347	10.16	11/24/06
10.24	Brokerage Representation Agreement dated November 26, 2007, with Beacon Hill Shipping Ltd.	SB-2	333-148644	10.24	1/14/08
14.1	Code of Ethics	10-KSB	333-129347	14.1	3/29/07
21.1	List of Subsidiaries	SB-2	333-129347	21.1	10/31/05
23.1	Consent of Smythe Ratcliffe LLP, independent registered accounting firm					X
31.1	Rule 13a-14(a) Certification by Principal Executive Officer					X
31.2	Rule 13a-14(a) Certification by Principal Financial Officer					X
32.1	Rule 13a-14(b) Certification by Principal Executive Officer					X
32.2	Rule 13a-14(b) Certification by Principal Financial Officer					X

*Management contract, or compensatory plan or arrangement, required to be filed as an exhibit.

Signature Page Follows

SIGNATURE PAGE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Mountain Titanium Corporation

Date: September 24, 2009	By:	/s/ Michael P. Kurtanjek
Michael P. Kurtanjek, President

Certifications

I, Michael P. Kurtanjek, certify that:

1.	I have reviewed this Form 10-K/A-2 for the year ended December 31, 2008, of White Mountain Titanium Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  September 24, 2009

/s/ Michael P. Kurtanjek

Michael P. Kurtanjek, President & Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of White Mountain Titanium Corporation (the “Company”) on Form 10-K/A-2 for the year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned principal financial officer of the Company, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  September 24, 2009

/s/ Michael P. Kurtanjek

Michael P. Kurtanjek, President & Chief Executive Officer
(Principal Executive Officer)